Exhibit 99.1

Nova Minerals Identifies Stibium Gold-Antimony Resource Drill Targets on its Estelle Gold and Critical Minerals Project, in Alaska

Anchorage Alaska, January 13, 2025 - Nova Minerals Limited (“Nova” or the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3) ) is pleased to announce assay results for gold and antimony from soil samples collected at the Stibium prospect have now been received and have identified high-grade resource targets within the previously identified 800m long by 400m wide zone at Stibium within the Company’s over 500km2 flagship Estelle Gold and Critical Minerals Project located in the Tintina Gold Belt in Alaska.

Highlights

●	New drill-ready broad structurally controlled gold and antimony zones identified at Stibium through systematic ground exploration.

●	US grant applications for antimony and critical minerals development progressing

●	Assay results for soil and rock chip samples taken as part of the 2024 follow-up reconnaissance mapping and sampling program have now proven the Stibium prospect is an extensive gold and antimony rich zone with grades up to 141 g/t Au and 60.5% Sb (Announcements: 10 October 2023, and 5 and 11 December 2024).

●	180 soil samples collected to delineate the mineralized zone. 35 soil samples greater than 1 g/t Au with a high of 25.6 g/t Au. 10 soil samples greater than 0.1% Sb with a high of 2.8% Sb. For soil samples, grades > 1 g/t Au and > 0.1% Sb are considered high-grade (Table 1 and Figures 1 and 2).

●	Best rock sampling results for gold previously reported at Stibium include (Announcement: 11 December 2024, and Figure 2):

●	141.0 g/t Au
●	64.7 g/t Au
●	62.3 g/t Au
●	42.8 g/t Au
●	34.8 g/t Au
●	29.1 g/t Au
●	22.3 g/t Au

●	Best rock sampling results for antimony previously reported at Stibium include (Announcements: 10 October 2023 and 5 December 2024, and Figure 1):

●	60.5% Sb
●	56.7% Sb
●	55.7% Sb
●	54.8% Sb
●	54.5% Sb
●	46.2% Sb
●	45.9% Sb
●	43.3% Sb

●	The Stibium gold-antimony occurrence is hosted in quartz diorite intrusive rocks and hornfels sedimentary rock over an approximately 800m long by 400m wide zone, and remains open.

●	Results incoming on the remainder of the 2024 sampling, including further regional exploration from the broader RPM and Stoney areas.

●	Nova Minerals, through our 100% owned subsidiary Alaska Range Resources LLC, is a member of the Defense Industrial Base Consortium (DIBC), and as an early mover is well advanced with the Dept of Defense (DoD) grant application process.

●	Antimony is listed as a critical and strategic mineral to US economic and national security interests by the US Department of Interior. The European Union also has antimony on their critical materials list and both are 100% import reliant.

●	China, which produces ~54% of the worlds antimony, recently banned all exports of the critical mineral to the US (See news article here).

Nova Head of Exploration, Mr Hans Hoffman commented: “With the final soil results received we can clearly see from the heat map the extent of this impressive gold and antimony anomaly. The main ridge at Stibium offers great access to the north and the south where we intend to drill the identified high-grade stibnite veins, gold-bearing quartz veins, and the mineralized hydrothermal breccia. The ridge will provide for easy startup in 2025 requiring minimal drill pad construction and easier access to water due to its lower altitude than other Estelle prospects.”

Nova CEO, Mr Christopher Gerteisen commented: “The Stibium prospect now has a very well defined high-grade gold-antimony target that is ready for resource drilling. Defining a gold-antimony resource at Stibium and advancing towards antimony production is a top priority for the company which is seeking U.S. government grant funding to aggressively pursue this opportunity. We are currently preparing and gearing up to commence 2025 field activities as soon as possible, which includes resource drilling programs at Stibium and RPM. The Estelle Gold and Critical Minerals Project is in the right place, at the right time, with the right commodities.”

2024 Exploration Mapping and Sampling Program Results

During the 2024 field season Nova’s Head of Exploration, Mr. Hans Hoffman, continued the surface exploration mapping and sampling program across the Estelle claim block with a particular focus on following up results at prospects identified in the 2023 season. 511 soil samples, 225 rock samples, and approximately 5 tons of bulk sample material were collected across the property (Figure 3).

As a result of that program, and reported to date:

●	Assay results from soil and rock chip samples from the Styx prospect identified high-grade antimony (Sb) and gold in outcrop, with grades up to 54.1% Sb and 9.8 g/t Au (ASX Announcement: 22 November 2023).

●	Assay results from soil and rock chip samples collected from the Muddy Creek prospect, with a high of 128.5 g/t Au, have extended the high-grade gold mineralization zone by a further 400m to 800m in length now. Muddy Creek is considered to be one of the most impressive gold anomalies on the claim block to date (ASX Announcement: 27 November 2024).

●	Assay results for antimony from rock samples collected at the Stibium prospect have identified an 800m long by 400m wide antimony rich zone with results of up to 56.7% Sb and 11 samples grading > 30% Sb (ASX Announcement: 5 December 2024).

●	Assay results for gold from rock samples collected at the Stibium prospect show the previously identified 800m long by 400m wide zone is rich in both gold and antimony, with gold results of up to 141 g/t Au and seven samples greater than 20 g/t Au (ASX Announcement: 11 December 2024), and

Assay results for gold and antimony from soil samples collected at the Stibium prospect have now been received and have identified high-grade resource targets within the previously identified 800m long by 400m wide zone, as reported in this announcement.

Further results from the soil and rock chip samples taken from across the project area in 2024 will be reported once received and processed.

Figure 1 below highlights the antimony targets identified in both rock and soil samples. Previously reported high-grade antimony results from rock samples are labeled on this figure, and a heat map was interpolated from the soil samples. Sample density was sufficient to interpolate between points, however, a gap in samples to the southwest exists due to terrain challenges. This zone could improve with additional sampling, as quartz vein stockwork in hornfels was noted in float below along the lowest traverse. The interpolation of the soils data highlights three main pods of high-grade antimony (> 1000 ppm Sb). High-grade antimony was observed in stibnite veins in outcrop above the two southern anomalies. It is anticipated these veins will be intersected in the proposed 2025 drill core while targeting the soil geochemical anomalies.

Figure 2 below highlights the gold targets identified in both rock and soil samples. As with Figure 1, high-grade rock samples (> 10 g/t Au) are labeled, and a heat map was interpolated from the soil samples. The heat map shows gold mineralization is wide-spread at the Stibium prospect, and that the anomalous gold coincides with the high-grade antimony targets.

Also to note on Figures 1 and 2 are the proposed drill pad locations on the top of the ridge as well as an access trail that has been designed from the LiDAR and air photo data collected in the summer of 2024.

400m
800m
Proposed Stibium access road
33%
43%
46%
35%
35%
57%
55%
33%
46%
55%
19%
56%
19%
4%
2%
2%
3%
61%
Korbel
Stibium
Wombat
Stoney
West Wing
Muddy Creek
Styx
Train
RPM
Rocks - Sb_ppm
0 - 250
250 - 500
500 - 750
750 - 1000
1000 - 5000
> 5000
Soils - Sb_ppm
0 - 250
250 -500
500 - 750
750 - 1000
1000 - 5000
> 5000
Soils - Sb_ppm
Band 1 (Gray)
5,000
100
Proposed Drilling
Stibium Access
NOVA MINERALS
Antimony
Stibium - 2024
0
100
200 m
Figure:
1

Figure 1. Antimony soils heat map highlighting resource drill targets

400m
800m
Proposed Stibium
access road
34.8
141.0
42.8
22.3
64.7
29.1
62.3
Korbel
Stibium
Wombat
Stoney
West Wing
Muddy Creek
Styx
Train
RPM
Rocks - Au_ppm
0 - 0.2
0.2 - 0.5
0.5 - 1
1 - 5
5 - 20
> 20
Soils - Au_ppm
0 - 0.1
0.1 - 0.25
0.25 - 0.5
0.5 - 1
1 - 2
2 - 25.6
Soils - Au_ppm
Band 1 (Gray)
2
0
Proposed Drilling
Stibium Access
NOVA
MINERALS
Gold
Stibium - 2024
0
100
200 m
Figure:
2

Figure 2. Gold soils heat map highlighting resource drill targets

490000
500000
510000
6880000
6870000
6860000
6850000
Korbel
Stibium
Wombat
Stoney
West Wing
Muddy Creek
Styx
Train
RPM
Rocks
Soils
Area covered in this announcement
NOVA MINERALS
2024 Reconnaissance
Estelle Project
0
2.5
5 km
Figure:
3

Figure 3. Estelle property map showing the sampling program undertaken in 2024

Stibium Surface Sampling

Field crews conducted an extensive surface sampling program over the Stibium area in 2024 which specifically targeted gold and stibnite, which is the primary ore source for antimony. A total of 80 rock samples were collected, 7 of which were greater than 20 g/t Au, including a high of 141 g/t Au, and 11 of which were greater than 30% Sb, including a high of 56.7% Sb. 180 soil samples were also collected from the area. 35 soil samples returned values greater than 1 g/t Au with a high of 25.6 g/t Au. 10 soil samples returned values greater than 0.1% Sb with a high of 2.8%. The Stibium occurrence is hosted in quartz diorite intrusive rocks and hornfels sedimentary rock over an approximately 800m long by 400m wide zone, and remains open. Of particular interest is soil sample E397212 which measured 2.0 g/t Au which was the last sample along the traverse and a couple hundred meters southwest of the previously identified anomalous zone. Sampling above this area was difficult due to the topography, but 2025 reconnaissance will seek to expand on this zone where stockwork quartz veining in hornfels was noted.

Table 1 below provides a summary of the gold and antimony grades in the 35 soil samples greater than 1 g/t Au and the 10 samples greater than 1,000 ppm Sb which includes one sample at 0.56 g/t Au.

Sample ID	Sub-type	Au g/t	Sb ppm	Sb %	Easting	Northing
E406710	Talus fines	25.6	10200	1.0	512414	6869953
E408657b	Talus fines	17.3	27500	2.8	512554	6870100
E397113	Talus fines	9.7	607	< 0.1	512299	6870252
E406742	Talus fines	6.3	1670	0.2	512578	6870096
E406890	Talus fines	6.2	251	< 0.1	512433	6870558
E406743	Talus fines	6.2	1235	0.1	512590	6870100
E406971	Talus fines	5.7	4060	0.4	512496	6870167
E397104	Talus fines	5.3	945	0.1	512414	6870735
E406956	Talus fines	4.6	826	0.1	512531	6869979
E406716	Organic_C	2.7	782	0.1	512531	6870101
E397103	Talus fines	2.6	116	<0 .1	512365	6870619
E397290	Talus fines	2.1	360	< 0.1	512382	6870098
E406630	Talus fines	2.1	2180	0.2	512360	6870405
E406970	Talus fines	2.1	662	< 0.1	512487	6870184
E397212	Talus fines	2.0	386	< 0.1	512283	6869671
E406892	Talus fines	2.0	178	< 0.1	512531	6870551
E406640	Talus fines	2.0	1230	0.1	512641	6870137
E408652b	Talus fines	1.9	1685	0.2	512623	6870045
E406959S	Talus fines	1.8	297	< 0.1	512353	6870167
E397112	Talus fines	1.5	195	< 0.1	512337	6870185
E406889	Talus fines	1.4	139	< 0.1	512393	6870528
E406632	Talus fines	1.4	435	< 0.1	512443	6870479
E406712	Talus fines	1.4	383	< 0.1	512402	6870026
E406642	Talus fines	1.4	444	< 0.1	512668	6870056
E406626	Talus fines	1.4	200	< 0.1	512176	6870387
E406629	Talus fines	1.3	642	< 0.1	512313	6870396
E406968	Talus fines	1.2	138	< 0.1	512427	6870110
E406709	Talus fines	1.2	174	< 0.1	512330	6870149
E406750	Talus fines	1.2	183	< 0.1	512231	6870558
E408694b	Talus fines	1.2	823	0.1	512301	6870037
E397208	Talus fines	1.1	229	< 0.1	512465	6869842
E397107	Talus fines	1.1	111	< 0.1	512411	6870155
E406639	Talus fines	1.1	362	< 0.1	512669	6870148
E406714	Talus fines	1.1	1335	0.1	512505	6870049
E397206	Talus fines	1.0	440	< 0.1	512563	6869900
E408651b	Talus fines	0.6	1035	0.1	512621	6870082

Table 1. Top gold and antimony soil sample results at Stibium

Figure 4 below is a photo taken along the top of the ridge looking out to the east. The eastern most drill site is shown in this photo highlighting the subdued topography which will allow for quick startup for the 2025 drilling season.

Figure 4. Stibium ridge proposed drill site

The 3D Vrify decks on the company’s website will be updated with the 2024 surface sampling exploration results when all the assays for the soil and rock chip samples taken across the entire Estelle Gold and Critical Minerals Project have been received back from the laboratory.

Qualified Persons

Vannu Khounphakdee, Professional Geologist and member of Australian Institute of Geoscientists contracted by Nova Minerals to provide geologic consulting services. Mr. Khounphakdee holds a Master of Science in Mine Geology and Engineering. He is a qualified person with at least 5 years experience with this type of project. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Khounphakdee fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for data QA/QC checks relevant to this announcement.

Hans Hoffman is a State of Alaska Certified Professional Geologist contracted by Nova Minerals to provide geologic consulting services. Mr. Hoffman is a member of the American Institute of Professional Geologists and holds a Bachelor of Science degree in Geological Engineering with a double major in Geology and Geophysics. He is a qualified person with at least 5 years of experience with these types of projects. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Hoffman fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for the technical information presented in this announcement.

Christopher Gerteisen, Chief Executive Officer of Nova Minerals, is a Professional Geologist and member of Australian Institute of Geoscientists, and has supervised the preparation of this news release and has reviewed and approved the scientific and technical information contained herein. Mr. Gerteisen is a “qualified person” for the purposes of SEC Regulation S-K 1300.

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Barrick’s Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Further discussion and analysis of the Estelle Gold Project is available through the interactive Vrify 3D animations, presentations, and videos, all available on the Company’s website. www.novaminerals.com.au

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196